UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On May 18, 2023, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (1) News Release dated May 18, 2023, (2) Notice of Special Meeting of Shareholders of Hudbay, (3) Joint Management Information Circular of Hudbay and Copper Mountain Mining Corporation, (4) Form of Proxy, and (5) Officer’s Certificate of Abridgement.

A copy of the filing is attached to this Form 6-K and incorporated herein by reference, as follows:

•	Exhibit 99.1 — News Release dated May 18, 2023

•	Exhibit 99.2 — Notice of Special Meeting of Shareholders of Hudbay

•	Exhibit 99.3 — Joint Management Information Circular of Hudbay and Copper Mountain Mining Corporation

•	Exhibit 99.4 — Form of Proxy

•	Exhibit 99.5 — Officer’s Certificate of Abridgement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly
Name: Patrick Donnelly
Title: Senior Vice President, Legal and Organizational Effectiveness

Date: May 18, 2023

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	News release dated May 18, 2023

99.2	Notice of Special Meeting of Shareholders of Hudbay

99.3	Joint Management Information Circular of Hudbay and Copper Mountain Mining Corporation

99.4	Form of Proxy

99.5	Officer’s Certificate of Abridgement

4